UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
_____

FORM 8-K
_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 22, 2008

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
           (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
           (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On May 22, 2008, Ashland Inc. will include the information contained in exhibits 99.1-99.15, and graphic images thereof, on the "Investor Center" section of its website located at www.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information contained in exhibit 99.15 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for April 2008, as used for certain internal measurement purposes. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time. Included in the financial information are the effects of changes in Ashland's accounting methodology as a result of the implementation of Ashland's enterprise resource planning ("ERP") system. The new ERP system allows Ashland to report business results from certain foreign jurisdictions (which were previously on different computer systems) at the same time as North American operations. Previously this information was available only on a one-month lag. As a result of this change, operations in these non-North American jurisdictions generated thirteen months of business results in fiscal 2007. The change had an effect on business results reported in August and September 2007 and will continue to have an effect on any 3 month or 12 month rolling average business results that contain August and September 2007 information. A summary of the effect on the rolling averages for April 2008 results is as follows:

2

Exhibit		Apr 2008
99.1	Ashland Distribution Sales / Shipping Day	No Change
99.2	Ashland Distribution Revenue	No Change
	Ashland Distribution Revenue - 12 Month Rolling Average	4
99.3	Ashland Distribution Gross Profit - 3 Month Rolling Average	No Change
	Ashland Distribution Gross Profit - 12 Month Rolling Average	No Change
99.4	Ashland Performance Materials Sales / Shipping Day	No Change
99.5	Ashland Performance Materials Revenue	No Change
	Ashland Performance Materials Revenue - 12 Month Rolling Average	4.6
99.6	Ashland Performance Materials Gross Profit - 3 Month Rolling Average	No Change
	Ashland Performance Materials Gross Profit - 12 Month Rolling Average	-0.1%
99.7	Ashland Water Technologies Sales / Shipping Day	No Change
99.8	Ashland Water Technologies Revenue	No Change
	Ashland Water Technologies Revenue - 12 Month Rolling Average	3.5
99.9	Ashland Water Technologies Gross Profit - 3 Month Rolling Average	No Change
	Ashland Water Technologies Gross Profit - 12 Month Rolling Average	No Change
99.10	Valvoline Premium Lubricants % of Branded Volume	No Change
99.11	Valvoline Revenue	No Change
	Valvoline Revenue - 12 Month Rolling Average	0.1
99.12	Valvoline Gross Profit - 3 Month Rolling Average	No Change
	Valvoline Gross Profit - 12 Month Rolling Average	No Change
99.13	Valvoline Lubricant Sales Gallons	No Change
99.14	VIOC 12 Month Rolling Average Sales	No Change

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01.   Financial Statements and Exhibits

  (d)   Exhibits

99.1   Website data concerning Ashland Distribution's average sales per shipping day
99.2   Website data concerning Ashland Distribution's revenue
99.3   Website data concerning Ashland Distribution's gross profit
99.4   Website data concerning Ashland Performance Materials' average sales per shipping day
99.5   Website data concerning Ashland Performance Materials' revenue
99.6   Website data concerning Ashland Performance Materials' gross profit
99.7   Website data concerning Ashland Water Technologies' average sales per shipping day
99.8   Website data concerning Ashland Water Technologies' revenue
99.9   Website data concerning Ashland Water Technologies' gross profit
99.10   Website data concerning Valvoline's premium lubricants % of branded volume
99.11   Website data concerning Valvoline's revenue
99.12   Website data concerning Valvoline's gross profit
99.13   Website data concerning Valvoline's lubricant sales gallons
99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales
99.15   Website data concerning Ashland Inc.'s operating segment trade working capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASHLAND INC.
(Registrant)

May 22, 2008

/s/ J. Marvin Quin

J. Marvin Quin
Senior Vice President
and Chief Financial Officer

5

EXHIBIT INDEX

99.1	Website data concerning Ashland Distribution's average sales per shipping day
99.2	Website data concerning Ashland Distribution's revenue
99.3	Website data concerning Ashland Distribution's gross profit
99.4	Website data concerning Ashland Performance Materials' average sales per shipping day
99.5	Website data concerning Ashland Performance Materials' revenue
99.6	Website data concerning Ashland Performance Materials' gross profit
99.7	Website data concerning Ashland Water Technologies' average sales per shipping day
99.8	Website data concerning Ashland Water Technologies' revenue
99.9	Website data concerning Ashland Water Technologies' gross profit
99.10	Website data concerning Valvoline's premium lubricants % of branded volume
99.11	Website data concerning Valvoline's revenue
99.12	Website data concerning Valvoline's gross profit
99.13	Website data concerning Valvoline's lubricant sales gallons
99.14	Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales
99.15	Website data concerning Ashland Inc.'s operating segment trade working capital

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	10.842	11.777	15.187	15.959	15.445	17.177
February	11.555	12.575	15.530	16.412	16.333	16.794
March	11.607	12.549	15.524	15.910	15.520	17.574
April	11.806	13.302	15.631	17.034	16.592	17.319
May	11.469	13.442	15.664	16.459	15.905	
June	11.710	13.282	14.971	16.552	16.377	
July	11.042	13.166	14.774	16.194	15.948	
August	11.379	13.707	14.535	15.925	16.762	
September	11.540	14.062	16.319	16.695	17.328	
October	11.453	14.340	15.870	16.000	16.109	
November	12.262	15.234	16.688	16.537	17.169	
December	10.174	13.772	14.991	13.963	14.506	

Exhibit 99.2
(Text of Graph posted to Ashland Inc.'s website concerning
Ashland Distribution revenue)

Monthly Sales ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	239	247	304	335	340	378
February	231	252	311	328	327	353
March	244	289	342	366	341	351
April	248	279	328	324	332	381
May	241	269	329	362	350	
June	246	292	329	364	344	
July	243	276	295	324	335	
August	239	302	334	366	386	
September	242	295	343	334	329	
October	263	301	333	352	371	
November	221	305	334	331	343	
December	214	289	300	265	276	

12 Month Rolling Average ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	218	240	288	326	338	343
February	221	242	293	328	338	345
March	224	245	297	330	336	346
April	225	248	301	329	337	350
May	226	250	306	332	336	
June	229	254	309	335	334	
July	231	257	311	337	335	
August	232	262	314	340	336	
September	234	267	318	339	336	
October	236	270	320	341	338	
November	237	277	323	341	339	
December	239	283	324	338	340	

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution gross profit)

3 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	10.1	9.6	9.9	10.1	8.8	7.6
February	9.8	9.7	9.7	9.4	8.7	7.2
March	9.6	9.7	9.8	9.6	9.0	7.7
April	9.6	9.7	9.8	9.7	8.1	7.6
May	9.9	9.8	10.0	9.8	7.3	
June	10.0	9.8	10.0	9.3	7.1	
July	10.3	9.7	10.1	9.1	7.3	
August	10.2	9.4	9.7	8.8	7.8	
September	10.1	9.5	9.3	8.8	7.0	
October	9.8	9.3	9.1	8.9	6.9	
November	9.5	9.6	9.9	9.0	7.2	
December	9.6	9.6	10.2	8.6	7.5	

12 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	9.8	9.8	9.6	9.8	9.1	7.5
February	9.8	9.8	9.6	9.8	9.1	7.4
March	9.7	9.9	9.7	9.8	8.9	7.3
April	9.7	9.8	9.7	9.7	8.7	7.4
May	9.8	9.8	9.7	9.7	8.4	
June	9.7	9.8	9.7	9.6	8.4	
July	9.7	9.7	9.8	9.5	8.3	
August	9.8	9.6	9.8	9.5	8.2	
September	9.9	9.6	9.7	9.5	7.9	
October	9.9	9.6	9.7	9.4	7.7	
November	9.9	9.6	9.8	9.2	7.7	
December	9.8	9.6	9.8	9.1	7.6	

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

	2003	2004	2005	2006	2007	2008
January	2.856	3.159	5.176	5.258	6.061	6.040
February	3.457	3.562	5.593	5.816	5.593	6.446
March	3.512	3.812	5.570	5.200	5.965	6.494
April	3.716	4.341	5.989	6.156	6.637	6.552
May	3.597	4.287	6.183	5.641	6.112	
June	3.808	4.454	5.812	5.845	6.313	
July	3.385	4.274	5.425	5.886	6.073	
August	3.210	4.286	5.293	5.501	6.642	
September	3.903	4.260	5.264	5.663	8.307	
October	3.786	4.933	5.955	6.083	5.968	
November	4.144	5.262	6.030	6.149	6.642	
December	3.649	4.652	5.305	5.800	5.318	

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials revenue)

Monthly Sales ($ in millions)

	2003	2004	2005	2006	2007	2008
January	62.8	66.3	103.5	110.4	133.3	132.9
February	69.1	85.5	111.9	116.3	111.6	135.4
March	73.8	87.7	122.5	119.6	131.2	129.9
April	78.0	91.2	125.8	117.0	132.7	144.2
May	75.5	85.7	129.9	124.1	134.5	
June	80.0	98.0	127.9	128.6	132.6	
July	74.5	89.8	108.5	117.7	127.5	
August	80.2	94.3	121.7	126.5	152.8	
September	66.4	89.5	110.5	113.3	157.8	
October	87.1	103.6	125.1	132.8	137.3	
November	74.6	105.2	120.6	123.0	132.8	
December	76.6	97.7	106.1	110.2	101.0	

12 Month Rolling Average ($ in millions)

	2003	2004	2005	2006	2007	2008
January	69.7	75.2	94.3	118.4	121.9	132.1
February	70.0	76.5	96.5	118.8	121.5	134.0
March	70.7	77.7	99.4	118.5	122.4	133.9
April	71.1	78.8	102.3	117.8	123.8	134.9
May	71.2	79.6	106.0	117.3	124.6	
June	71.9	81.1	108.4	117.4	125.0	
July	72.4	82.4	110.0	118.1	125.8	
August	73.1	83.6	112.3	118.5	128.0	
September	72.9	85.5	114.1	118.8	131.7	
October	73.6	86.9	115.8	119.4	132.1	
November	74.0	89.4	117.1	119.6	132.9	
December	74.9	91.2	117.8	120.0	132.1	

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	22.3	21.0	17.3	21.3	20.5	17.3
February	21.8	21.6	18.6	22.2	19.7	17.1
March	20.9	21.8	20.7	22.9	20.5	18.1
April	21.2	22.0	21.5	23.4	21.0	18.5
May	20.8	20.8	21.6	24.2	21.4	
June	22.0	20.2	22.6	25.0	21.9	
July	22.2	20.0	22.7	24.6	21.2	
August	23.1	19.6	22.9	22.8	20.1	
September	21.6	17.7	21.2	20.3	18.1	
October	22.2	16.9	21.6	20.4	18.4	
November	21.7	16.8	20.9	20.8	18.7	
December	22.6	16.6	21.6	21.1	18.2	

12 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	25.4	21.7	18.9	21.8	22.2	19.4
February	25.0	21.8	18.9	21.9	21.9	19.4
March	24.4	22.0	18.8	22.1	21.7	19.1
April	23.8	21.9	19.0	22.3	21.6	18.9
May	23.1	21.8	19.3	22.5	21.2	
June	22.8	21.5	19.7	22.8	21.0	
July	22.6	21.3	19.9	22.8	20.8	
August	22.5	20.9	20.2	22.5	20.5	
September	22.1	20.4	20.4	22.5	20.3	
October	22.0	19.8	20.9	22.4	20.2	
November	21.9	19.5	21.1	22.5	20.0	
December	21.8	18.9	21.6	22.3	19.6	

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	1.192	1.393	1.606	1.554	3.038	3.351
February	1.429	1.194	1.532	1.679	3.064	3.403
March	1.334	1.371	1.507	1.475	2.797	3.613
April	1.358	1.489	1.622	1.938	3.299	3.767
May	1.369	1.515	1.560	1.554	3.079	
June	1.362	1.346	1.536	1.912	3.193	
July	1.345	1.543	1.666	3.046	3.238	
August	1.201	1.425	1.520	2.793	4.209	
September	1.757	1.518	1.744	3.310	4.420	
October	1.254	1.439	1.509	2.677	3.077	
November	1.570	1.536	1.639	2.853	3.467	
December	1.291	1.529	1.614	3.297	3.445	

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies revenue)

Monthly Sales ($ in millions)

	2003	2004	2005	2006	2007	2008
January	26.2	29.2	32.1	32.6	66.8	73.7
February	28.6	28.7	30.6	33.6	61.3	71.5
March	28.0	31.5	33.2	33.9	61.5	72.3
April	28.5	31.3	34.1	36.8	66.0	82.9
May	28.8	30.3	32.8	34.2	67.7	
June	28.6	29.6	33.8	42.1	67.1	
July	29.6	32.4	33.3	60.9	68.0	
August	30.0	31.4	35.0	64.2	96.8	
September	29.9	31.9	36.6	66.2	84.0	
October	28.8	30.2	31.7	58.9	70.8	
November	28.3	30.7	32.8	57.1	69.3	
December	27.1	32.1	32.3	62.6	65.4	

12 Month Rolling Average ($ in millions)

	2003	2004	2005	2006	2007	2008
January	26.6	28.8	31.0	33.2	51.4	71.0
February	26.9	28.8	31.2	33.5	53.8	71.8
March	27.3	29.1	31.3	33.5	56.1	72.7
April	27.4	29.3	31.5	33.8	58.5	74.1
May	27.6	29.4	31.8	33.9	61.3	
June	27.8	29.5	32.1	34.6	63.4	
July	27.9	29.8	32.2	36.9	64.0	
August	28.0	29.9	32.5	39.3	66.7	
September	28.1	30.0	32.9	41.8	68.2	
October	28.2	30.2	33.0	44.0	69.1	
November	28.4	30.4	33.2	46.1	70.2	
December	28.5	30.8	33.2	48.6	70.4	

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)

	2003	2004	2005	2006	2007	2008
January	51.1	50.7	49.0	48.2	39.1	38.1
February	51.2	50.1	49.4	47.5	38.4	36.4
March	51.0	50.1	48.0	47.2	38.8	37.3
April	50.7	49.7	48.2	46.8	39.6	36.9
May	49.9	49.3	47.5	46.6	39.6	
June	49.5	48.9	46.9	45.5	38.2	
July	49.6	48.8	46.6	42.3	39.3	
August	50.1	48.4	47.2	39.6	39.0	
September	49.8	47.8	47.2	38.4	39.6	
October	49.6	47.9	47.4	38.7	39.0	
November	50.1	47.6	47.5	39.9	39.8	
December	50.4	49.4	48.5	40.3	39.3	

12 Month Rolling Average (%)

	2003	2004	2005	2006	2007	2008
January	51.1	50.1	48.8	47.6	41.0	39.0
February	51.0	50.1	48.7	47.4	40.5	38.7
March	51.0	50.0	48.5	47.4	40.2	38.6
April	50.8	49.9	48.5	47.2	39.8	38.3
May	50.5	49.9	48.2	47.2	39.4	
June	50.6	49.8	48.0	46.9	38.9	
July	50.5	49.7	47.9	45.7	39.2	
August	50.5	49.5	47.9	44.5	39.2	
September	50.4	49.3	47.8	43.7	39.2	
October	50.2	49.2	47.7	43.0	39.3	
November	50.3	48.8	47.9	42.4	39.2	
December	50.2	49.0	47.6	41.9	39.0	

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2003	2004	2005	2006	2007	2008
January	16.7	20.8	23.0	23.9	24.1	25.3
February	20.2	21.7	21.9	25.1	21.5	25.7
March	19.4	21.8	26.7	24.1	24.3	26.0
April	17.1	22.4	23.8	23.3	24.0	23.0
May	20.5	22.5	23.2	21.8	26.3	
June	21.5	20.9	26.3	22.2	23.2	
July	17.2	21.4	23.6	22.5	22.2	
August	18.7	24.3	24.1	23.3	24.8	
September	19.4	23.3	21.5	20.9	23.9	
October	17.1	22.4	22.2	21.7	23.6	
November	19.5	20.9	24.4	20.5	23.4	
December	22.1	22.2	22.1	22.6	21.8	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline revenue)

Monthly Sales ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	96.5	105.5	103.0	113.1	122.8	135.7
February	93.4	100.4	105.5	109.1	122.3	127.4
March	111.0	118.0	114.9	130.6	137.3	137.5
April	101.1	115.6	118.3	116.8	135.2	154.1
May	105.7	104.6	118.3	126.8	133.2	
June	99.9	109.9	117.8	122.9	139.1	
July	110.4	116.3	107.0	116.3	129.1	
August	105.6	108.2	116.1	128.3	131.6	
September	129.8	128.0	115.7	134.6	123.5	
October	110.7	104.6	105.8	130.3	141.2	
November	85.2	103.3	106.0	114.6	129.6	
December	94.3	101.1	98.7	106.6	109.5	

12 Month Rolling Average ($ in millions)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	98.4	104.4	109.4	111.4	121.6	130.6
February	99.0	105.0	109.8	111.7	122.7	131.0
March	100.6	105.6	109.6	113.0	123.3	131.0
April	100.0	106.8	109.8	112.9	124.8	132.6
May	100.2	106.7	111.0	113.6	125.4	
June	100.8	107.5	111.6	114.1	126.7	
July	101.0	108.0	110.8	114.8	127.8	
August	100.8	108.2	111.5	115.8	128.0	
September	102.9	108.1	110.5	117.4	127.1	
October	103.8	107.6	110.6	119.5	128.0	
November	103.5	109.1	110.8	120.2	129.3	
December	103.6	109.6	110.6	120.8	129.5	

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline gross profit)

3 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	26.6	27.5	26.7	21.4	24.5	24.2
February	26.8	27.4	27.4	21.6	25.1	24.0
March	27.2	27.7	28.3	22.0	25.6	24.4
April	26.8	28.3	28.8	21.4	25.1	24.6
May	27.7	28.5	28.1	20.4	25.3	
June	28.5	28.7	25.9	20.2	25.1	
July	29.7	29.1	25.4	19.6	25.9	
August	29.8	29.6	25.6	19.0	25.5	
September	28.7	28.5	25.4	16.0	24.6	
October	28.1	27.7	24.5	17.9	24.3	
November	27.5	26.4	23.0	19.7	24.6	
December	28.3	26.8	22.1	23.8	24.7	

12 Month Rolling Average (%)

	2003	**2004**	**2005**	**2006**	**2007**	**2008**
January	28.8	28.1	28.0	25.1	20.7	24.9
February	28.7	28.1	28.0	24.7	21.0	24.9
March	28.3	28.3	28.1	23.9	21.4	24.7
April	28.0	28.4	28.1	23.2	21.7	24.8
May	28.0	28.3	27.9	22.6	22.3	
June	28.1	28.3	27.4	22.4	22.6	
July	28.1	28.3	27.2	21.7	23.3	
August	28.2	28.3	26.9	20.9	23.9	
September	27.7	28.3	26.6	19.9	24.8	
October	27.8	28.2	26.4	20.0	25.0	
November	28.0	28.0	26.0	20.1	25.1	
December	28.2	27.9	25.5	20.4	25.0	

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline lubricant sales gallons)

3 Month Rolling Average (in millions)

	2003	2004	2005	2006	2007	2008
January	14.3	13.6	13.1	13.1	12.3	13.2
February	14.5	14.5	12.9	13.2	12.7	13.1
March	16.2	15.8	14.1	14.7	13.9	14.0
April	16.7	16.8	15.1	15.0	14.5	14.7
May	17.2	16.9	16.0	15.6	14.8	
June	16.4	16.7	16.0	15.0	14.5	
July	16.6	16.8	15.4	14.7	15.0	
August	16.4	16.5	15.0	14.4	14.9	
September	17.1	16.8	14.7	13.7	14.4	
October	17.3	15.6	14.5	14.0	14.0	
November	16.1	15.3	13.7	13.2	13.8	
December	14.6	13.7	12.8	12.8	13.3	

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)*

	2003	2004	2005	2006	2007	2008
January	11.5	11.9	11.7	11.4	11.5	12.4
February	11.5	12.0	11.7	11.4	11.6	12.4
March	11.6	11.9	11.7	11.4	11.7	12.4
April	11.7	11.9	11.7	11.3	11.7	12.5
May	11.7	11.8	11.7	11.3	11.8	
June	11.8	11.8	11.7	11.3	11.9	
July	11.8	11.8	11.7	11.3	12.0	
August	11.9	11.7	11.7	11.2	12.2	
September	11.9	11.7	11.6	11.3	12.2	
October	11.9	11.7	11.5	11.3	12.3	
November	11.9	11.7	11.5	11.3	12.4	
December	11.9	11.8	11.4	11.4	12.4	

*NOTE: 60 VIOC stores transferred to Marathon on June 30, 2005, have been excluded from this data.

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
operating segment trade working capital)

Operating Segment Trade Working Capital % of Annualized Sales *
Monthly Actual (%)

	2006	2007	2008
January		16.2	16.2
February		16.8	15.9
March		15.3	14.3
April		15.9	14.4
May		15.5	
June		15.3	
July		16.0	
August		15.3	
September		15.3	
October	13.6	15.2	
November	14.6	15.8	
December	15.5	16.6	

* NOTE: Selected Working Capital Components - April 30, 2008

Unaudited Data

($ in millions)	Operating Segments(a)	Other Components	Total
Accounts receivable (b)	1,445	51	1,496
Inventories (c)	707	(171)	536
(Less) Trade and other payables	(947)	(194)	(1,141)
Net	1,205	(314)	891

(a) Represents amounts considered in 2008 internal perfomance metrics applicable to most employee.
(b) Accounts receivable is shown net of allowances for doubtful accounts.
(c) Operating segment amount excludes LIFO reserve, which is presented under Other Components.